UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

COMMISSION FILE NUMBER 0-6159

A. Full title of the plan and address, if different from that of the issuer named below:

REGIONS FINANCIAL CORPORATION 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REGIONS FINANCIAL CORPORATION P.O. BOX 10247 BIRMINGHAM, ALABAMA 35202

Regions Financial Corporation 401(k) Plan

Financial Statements and Schedule

Year ended December 31, 2001

Report of Independent Auditors

Regions Financial Corporation
Regions Financial Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Regions Financial Corporation 401(k) Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Birmingham, Alabama June 19, 2002

Regions Financial Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31

	2001	2000

Assets
Cash and interest bearing deposits	$52,499	$53,027
Employer contributions receivable	6,953,892	31,412,105
Interest and dividend income receivable	227,898	368,509
Investments, at fair value	427,174,550	363,794,234

Net assets available for plan benefits	$434,408,839	$395,627,875

See accompanying notes.

Regions Financial Corporation 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Year ended
December 31

2001

Additions:
Contributions from employers	$21,276,205
Contributions from employees	15,777,060
Transfer from Regions Financial Corporation
ESOP Plan	34,822,658
Conversions	2,645,517
Dividend income	8,537,439
Capital gains	1,724,834
Interest income	322,392

85,106,105
Deductions:
Distributions to participants	34,491,065
Net depreciation in fair value of investments	11,834,076

Net increase	38,780,964
Net assets available for benefits at beginning of year	395,627,875

Net assets available for benefits at end of year	$434,408,839

See accompanying notes.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2001

1.     Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of Regions Financial Corporation 401(k) Plan (the Plan), formerly known as the Regions Financial Corporation Profit Sharing Plan, have been prepared on the accrual basis of accounting.

Investment Valuation

Marketable securities are stated at aggregate fair value as determined by Regions Bank (the trustee), a subsidiary of Regions Financial Corporation. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments traded in the over-the-counter market are valued at the average of last reported bid and ask prices and listed securities for which no sale was reported on that date are valued at last reported sales price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

All expenses incurred in the administration of the Plan including trustee fees, legal and accounting fees, are paid directly by Regions Financial Corporation and affiliates (the Company).

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2001

2.     Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Company who have at least three months of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 10% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes profit-sharing amounts and 401(k) contributions at the option of the Company’s board of directors.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s match contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. In addition, the Company annually grants eligible participants profit sharing bonuses, which the participant can elect to receive in cash, 401(k) allocation, or in 50% cash and 50% 401(k) allocation. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The Company used $791,442 in forfeited balances of terminated employees to reduce 2002 Company match contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s 401(k) contribution and Company profit-sharing contribution portion of their accounts plus actual earnings thereon is based on three years continuous service.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2001

2.     Description of the Plan (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive annual installments over a 10 year period.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2001

3.     Investments

Regions Bank serves as corporate trustee and custodian of the Plan holding the Plan’s investment assets and executing transactions therein. All investments held by the Plan are participant directed. Participants have the option to direct their fund account assets into the following nine funds: Regions Balanced Fund, Regions Limited Maturity Government Fund, Regions Growth Fund, Regions Value Fund, Regions Fixed Income Fund, Regions Treasury Money Market Fund, Regions Financial Stock Fund (formerly the Regions Unitized Fund), Regions Aggressive Growth Fund, and Federated International Equity Fund. Regions Bank serves as the investment adviser to the Regions mutual funds which are managed by Federated Securities Corporation, Pittsburgh, Pennsylvania. The Regions Financial Stock Fund is managed by Regions Bank and consists primarily of investments in the common stock of Regions Financial Corporation and a small amount of cash and cash equivalents as necessary to meet liquidity needs of the fund. The Regions Financial Stock Fund’s fair value is based on the quoted market price of the common stock of Regions Financial Corporation.

During 2001, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated/depreciated in fair value as determined by quoted market prices as follows:

Net Appreciation
(Depreciation) in Fair
Value During Year

Regions Balanced Fund	$(6,190,798)
Regions Ltd. Maturity Government Fund	585,737
Regions Growth Fund	(18,659,154)
Regions Value Fund	(3,352,887)
Regions Fixed Income Fund	306,861
Regions Aggressive Growth Fund	(900,819)
Regions Financial Stock Fund	17,774,847
Federated International Equity Fund	(1,397,863)

$(11,834,076)

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2001

3.     Investments (cont.)

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31

	2001	2000

Regions Balanced Fund	$76,810,146	$82,741,945
Regions Ltd. Maturity Government Fund	27,912,107	25,586,691
Regions Growth Fund	70,820,161	91,889,125
Regions Value Fund	24,060,076	23,821,517
Regions Aggressive Growth Fund	41,471,580	35,027,408
Regions Treasury Money Market Fund	57,246,958	43,728,286
Regions Financial Stock Fund	105,548,769	44,419,869

4.     Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 22, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. On December 20, 2001, the Plan requested a new determination letter to include all amendments through the request date. As of June 18, 2002, the IRS had not yet issued a new determination letter. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5.     Transactions with Parties-In-Interest

During the years ended December 31, 2001 and 2000, substantially all investment transactions were with investment funds managed by Regions Bank and are therefore related party transactions.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2001

6.     Transfers from Other Plans

During the year ended December 31, 2001, $34,822,658 of net assets were transferred at fair value to the Plan from the former Regions Financial Corporation ESOP Plan, which was merged into the Plan on January 1, 2001.

During the year ended December 31, 2001, $2,645,517 of net assets were transferred at fair value to the Plan from various profit sharing/401(k) plans of companies combined with Regions Financial Corporation.

Regions Financial Corporation 401(k) Plan
(Plan Number 002)
(Employee Identification Number 63-0589368)
Schedule H, Line 4i
Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2001

		(c) Description of
	(b) Identity of Issue,	Investment, (Including
	Borrower, Lessor, or	Maturity Date, Rate of
(a)	Similar Party	Interest and Par Value)	(e) Current Value

*	Regions	Balanced Fund	$76,810,146
*	Regions	Ltd. Maturity Government Fund	27,912,107
*	Regions	Growth Fund	70,820,161
*	Regions	Value Fund	24,060,076
*	Regions	Fixed Income Fund	15,486,729
*	Regions	Treasury Money Market Fund	57,246,958
*	Regions	Financial Stock Fund	105,548,769
*	Regions	Aggressive Growth Fund	41,471,580
	Federated International	Equity Fund	3,517,448
	Loans to Participants	Interest rate equals Prime	4,300,576

			$427,174,550

*	Indicates party-in-interest to the Plan.

     Columns (d) has not been presented as this information is not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the annual report to be signed by the undersigned thereunto duly authorized.

EMPLOYEES’ 401(k) PLAN REGIONS FINANCIAL CORPORATION

Date: June 25, 2002	By: /s/ William Michael Head
William Michael Head Executive Vice President–Human Resources Regions Financial Corporation